Adecoagro Announces Early Redemption of its 6.000% Senior Notes due 2027
LUXEMBOURG, September 28, 2026 /PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America, announced today that it has delivered a notice of redemption for all of its outstanding 6.000% Senior Notes due 2027 (the "Notes"), in an aggregate principal amount of US$234,923,000, with the redemption scheduled for October 28, 2026. This decision underscores the Company's disciplined approach to financial management and its ongoing commitment to prioritizing a healthy balance sheet structure.
The early redemption is part of the Company's liability management strategy. By redeeming the Notes ahead of their scheduled maturity, the Company will eliminate its nearest bond maturity, further improving its debt profile and strengthening its credit quality. This transaction reinforces the Company's commitment to maintaining a prudent capital structure and a sound financial position over the long term.
The Notes will be redeemed at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date, in the amount of US$6.17 on each US$1,000 of Notes. On and after the redemption date, interest on the Notes will cease to accrue. Holders of the Notes should refer to the notice of redemption delivered through the facilities of DTC for further details.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes.
About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces 3.1 million tons of agricultural products, 1.3 million tons of fertilizers and over 1 million MWh of renewable electricity.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither Adecoagro nor the guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

For questions, please contact:

Adecoagro
Victoria Cabello - IR Officer
Email: ir@adecoagro.com